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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Endeavour Silver Corp.

We consent to the inclusion in this annual report on Form 40-F of:

  our auditors' report dated March 19, 2010 on the consolidated balance sheets of Endeavour Silver Corp. (the Company) as at December 31, 2009 and 2008, and the consolidated statements of operations and comprehensive income, shareholders’ equity and deficit and cash flows for each of the years in the three-year period ended December 31, 2009 our Report of Independent Registered Public Accounting Firm dated March 19, 2010 on the Company’s internal control over financial reporting as of December 31, 2009.

each of which is incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2009.

//s// KPMG LLP

Chartered Accountants

Vancouver, Canada
March 22, 2010

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